Product supplement M
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Rule 424(b)(2)



Deutsche Bank AG

Notes Linked to the Performance of a Currency or Basket of Currencies Relative to a Reference Currency

General

- Deutsche Bank AG may offer and sell notes linked to the performance of one or more currencies, which may include a basket or index of currencies selected or created by Deutsche Bank AG or one of its affiliates, relative to a reference currency from time to time. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The notes are the senior unsecured obligations of Deutsche Bank AG, London Branch.

- Payment on the notes will be linked to the performance of one or more underlying currencies relative to a reference currency, as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations of $1,000 and integral multiples of $1,000, unless otherwise specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in the currency or currencies to which payment on the notes may be linked.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

March 6, 2007

SUMMARY TERMS

The Currencies . . . . The underlying currency or currencies and any reference currency designated in the relevant pricing supplement accompanying this product supplement. The components of any basket or underlying any index will be set forth in the relevant pricing supplement. The relative weights of any basket or index of currencies or currencies underlying any index will be specified in the relevant pricing supplement.

Payment at Maturity . . The payment you will receive at maturity will be based on a Specified Percentage (defined below) or the value of the Ending Level relative to the Starting Level ("**Performance**"), and, if applicable, the Protection Percentage, which will be a reduction from the initial principal amount expressed as a positive percentage. If applicable, the Protection Percentage will be set forth in the relevant pricing supplement. The relevant pricing supplement will specify whether the payment at maturity of the notes may be based on specified percentage (a "**Specified Percentage**") in place of Performance. The relevant pricing supplement will specify any additional amount ("**Additional Amount**"), if any, to be paid at maturity.

If the relevant pricing supplement does not specify a Protection Percentage, your Principal will be fully protected against a negative Performance. Your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

- if the Performance is negative or zero,

$1,000; and

- if the Performance is positive,

$1,000 + ($1,000 x Performance (or Specified Percentage, if applicable))

If the relevant pricing supplement specifies a Protection Percentage, your principal will be protected against a negative Performance up to the Protection Percentage. In this event, whether or not the Ending Level declines from the Starting Level, you will receive the Protection Percentage multiplied by the principal amount of your notes at maturity, plus any Additional Amount specified in the relevant pricing supplement.

If the relevant pricing supplement specifies a Protection Percentage, your investment will not be exposed to any decline in Performance beyond such Protection Percentage. Your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

- if the Performance is negative or zero,
  (Protection Percentage x $1,000); and

- if the Performance is positive,

(Protection Percentage x $1,000) + ($1,000 x Performance (or Specified Percentage, if applicable))

If the relevant pricing supplement specifies a Protection Percentage, you will lose some of your investment at maturity if the Ending Level declines from the Starting Level but will lose no more than 100% minus the Protection Percentage.

Other Terms . . . . In each case, if applicable, the **"Protection Percentage,"** **"Specified Percentage"**, **"Additional Amount"** and other terms will be specified in the relevant pricing supplement.

Performance . . . . One of the following formulae as specified in the relevant pricing supplement or such other formula as may be otherwise specified in the relevant pricing supplement:

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Ending Level}}$$

Starting Level . . . . As specified in the relevant pricing supplement.

Ending Level . . . . As specified in the relevant pricing supplement.

Valuation Date(s) . . . . . As specified in the relevant pricing supplement, the Ending Level will be calculated on a single date, which we refer to as the Final Valuation Date, or on a series of dates. We refer to each such date generally as a Valuation Date in this product supplement.

Maturity Date . . . . As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes—Payment at Maturity."

Early Redemption . . . . . If specified in the relevant pricing supplement, we will have the right to redeem the notes prior to the Maturity Date at the early redemption price specified therein.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "**Description of Notes**" in the accompanying prospectus supplement and "**Description of Debt Securities**" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "**note**" refers to each $1,000 principal amount of our notes.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to the performance of one or more currencies, which may include a basket or index of currencies selected or created by Deutsche Bank AG or one of its affiliates and a reference currency. The notes are a series of securities referred to in the accompanying prospectus supplement and prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

If specified in the relevant pricing supplement, the notes will pay an Additional Amount at maturity of the notes as specified in the relevant pricing supplement.

The notes do not bear interest, and guarantee a return of principal only if held to maturity and, if specified in the relevant pricing supplement, only up to the level of the Protection Percentage. At maturity you will receive a payment in cash, the amount of which will vary depending on the Specified Percentage (if applicable) or Performance calculated, unless otherwise specified in the relevant pricing supplement, in accordance with the formulas set forth under "Payment at Maturity" below.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Payment at Maturity

The Maturity Date for the notes will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below. We will also specify whether or not the notes will provide for the payment of an Additional Amount at maturity and, if applicable, the amount of the Protection Percentage and any other terms applicable to the notes in the relevant pricing supplement.

The amount you will receive at maturity is based on the value of the Specified Percentage, if applicable, or Performance and the Protection Percentage, if applicable.

- If the relevant pricing supplement does not specify a Protection Percentage, your Principal will be fully protected against a negative Performance. Your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

    - if the Performance is negative or zero, $1,000; and

    - if the Performance is positive,

      $1,000 + ($1,000 x Performance (or Specified Percentage, if applicable))

- If the relevant pricing supplement specifies a Protection Percentage, your principal will be protected against a negative Performance up to the Protection Percentage. In this event, whether or not the Ending Level declines from the Starting Level, you will receive the Protection Percentage multiplied by the principal amount of your notes at maturity, plus any Additional Amount specified in the relevant pricing supplement.

- If the relevant pricing supplement specifies a Protection Percentage, your investment will not be exposed to any decline in Performance beyond such Protection Percentage. Your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

    - if the Performance is negative or zero,

      Protection Percentage x $1,000; and

    - if the Performance is positive,

      (Protection Percentage x $1,000) +
      ($1,000 x Performance (or Specified Percentage, if applicable))

If the relevant pricing supplement specifies a Protection Percentage, you will lose some of your investment at maturity if the Ending Level declines from the Starting Level but will lose no more than 100% minus the Protection Percentage.

The payment you will receive at maturity will be based on a Specified Percentage or the value of the Ending Level relative to the Starting Level ("**Performance**"), and, if applicable, the Protection Percentage, which will be a reduction from the initial principal amount expressed as a positive percentage. The Protection Percentage will be set forth in the relevant pricing supplement. The relevant pricing supplement will specify whether the payment at maturity of the notes will be based on a specified percentage (a "**Specified Percentage**") in place of Performance. The relevant pricing supplement will specify any additional amount ("**Additional Amount**") to be paid at maturity.

In each case, if applicable, the "**Specified Percentage**," the "**Protection Percentage**," "**Additional Amount**" and other terms, will be set forth in the relevant pricing supplement.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

RISK FACTORS

Your investment in the notes involves certain risks. The notes do not pay interest or guarantee any return of principal prior to maturity. Investing in the notes is not equivalent to investing directly in any currencies to which payment on the notes may be linked. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.**

The notes do not pay interest and may not pay more than the Protection Percentage at maturity.

The notes do not pay interest. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. If the relevant pricing supplement specifies a Protection Percentage you may lose some of your investment at maturity. The relevant pricing supplement will specify whether the notes have a Specified Percentage, the amount of any Protection Percentage and whether the notes may pay any Additional Amount. The payment at maturity of the principal amount of your notes and any Additional Amount may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in any secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Ending Level may be less than the Starting Level on the relevant valuation date or the Maturity Date.

Because the Ending Level is calculated on the Final Valuation Date or at other times during the term of the notes, including dates near the Final Valuation Date, the level at the Maturity Date or at other times during the term of the notes could be higher than the Ending Level. This difference could be particularly large if there is a significant increase in such level after the initial Valuation Date, if there is a significant decrease in the such level around the time of the final Valuation Date or if there is significant volatility in such level during the term of the notes (especially on dates near the final Valuation Date). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the relevant currency or currencies or contracts relating to such currencies. Even if such level increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for such level to increase while the market value of the notes declines.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the reference level has appreciated since the pricing date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected to the extent set forth in the relevant pricing supplement only if the notes are held to maturity.

Your principal is protected to the extent set forth in the relevant pricing supplement only if you hold your notes to maturity. If you sell notes in the secondary market prior to maturity, you may not receive the full principal amount of your notes or any Additional Amount with respect to such notes. You should be willing and able to hold your notes to maturity.

Changes in the value of any currency in a basket or index or in the value of the reference currency may offset each other.

The amount we pay in respect of the notes on the maturity date will be determined solely in accordance with the procedures described in "Description of Notes—Payment at Maturity." The notes are linked to the performance of one or more currencies relative to a reference currency. Movements in the exchange rates of any basket or index currencies may not correlate with each other. At a time when the exchange rates of one currency increases, the exchange rates of another currency may not increase as much or may even decline. Therefore, in calculating the Ending Level, increases in the exchange rates of one or more of the currencies may be moderated, or more than offset, by lesser increases or declines in the exchange rates of one or more other currencies.

Currencies that compose a basket or index may not be equally weighted.

The notes may be linked to a weighted basket or index of currencies, each of which may have a difference weight in determining the value of the basket or index. The applicable currency weights will be specified in the relevant pricing supplement. In the event of an unequal weighting of basket or index currencies, the same percentage change in such currencies may have different effects on the Ending Level.

The notes will be subject to currency exchange risk.

Holders of notes will be exposed to currency exchange rate risk with respect to each of the currencies to which payment on the notes may be linked. An investor's net exposure will depend on the extent to which the currencies strengthen or weaken against the U.S. dollar or other reference currency. If, taking into account such weighting, the U.S. dollar or such other currency strengthens against the respective component currencies, Performance may be adversely affected, and the payment at maturity of the notes may be reduced. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant currency's country and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the relevant countries.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and other countries important to international trade and finance.

The liquidity and trading value of, and amounts payable under, the notes could be affected by the actions of the governments of the originating nations of the relevant currencies.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting any relevant currency.

Even though currencies are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.

The interbank market for currencies, including the U.S. dollar, is a global, around-the-clock market and currency values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the relevant currency or currency are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the reference level, that will not be reflected immediately in the market price, if any, of the notes.

The absence of last-sale and other information about the relevant currencies may affect the price of the notes.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the Performance of the relevant currencies or any Additional Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the relevant currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the relevant currencies and must be prepared to make special efforts to obtain that information on a timely basis

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the exchange rates of the relevant currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the reference level. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the underlying currency or currencies;

- the time to maturity of the notes;

- the exchange rate and volatility of the exchange rate of the relevant currency or currencies and variations in the degree of correlation between any relevant exchange rates;

- interest and yield rates in the market generally as well as in the markets of the relevant currency or currencies;

- economic, financial, political, regulatory or judicial events that affect the underlying currency or currencies or financial markets generally and which may affect the reference level on any Valuation Date;

- suspension or disruption of market trading in any relevant currency;

- supply and demand for the notes; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

Suspensions or disruptions of market trading in the currency markets and related futures may adversely affect the market value of the notes and/or the return on your investment in the notes.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur in a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limited is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing liquidation of contracts at disadvantageous times or prices. These circumstances could affect the value of relevant currencies, exchange rates and the value of the notes.

If the notes are subject to early redemption, the return on your notes may be reduced and you may receive less than the full principal amount of your notes in such circumstances.

If specified in the relevant pricing supplement, the notes will be subject to early redemption in the event that certain events of inconvertibility or non-transferability occur. In such circumstances, we may redeem the notes prior to maturity, the amount that we pay you may be less than the full principal amount of your notes and you may not receive any Additional Amount on your notes.

If the Ending Level declines from the Starting Level, you may lose some of your investment.

You cannot predict future Performance based on historical performance. The value of the underlying currency, basket or index may decrease such that you may only receive, if specified in the relevant pricing supplement, the Protection Percentage multiplied by the initial principal amount (if the notes are held to maturity). If the Ending Level declines compared to the Starting Level, and the relevant pricing supplement specifies a Protection Percentage, you will lose some of your investment at maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant pricing supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have adverse economic interests to the holders of the notes.

Deutsche Bank AG and other affiliates of ours trade currencies and other financial instruments related to currencies on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the relevant currencies. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the reference level and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may also act as the sponsor of a currency index. In this role, we or our affiliates may exercise discretion, as in rebalancing the index during the term of the notes.

In addition, one or more of our affiliates may publish research reports or otherwise express views about the relevant currencies. Any prospective purchaser of notes should undertake an independent investigation of each currency as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to the relative performance of the relevant currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We and our affiliates are active participants in the currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currency transactions. Our trading activities may have a material effect on currency prices and consequently have a negative impact on the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect market prices and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level and the Ending Level, the Performance and the amount, if any, that we will pay you at maturity. If Early Redemption is specified, the calculation agent will also be responsible for determining whether an Early Redemption event has occurred and whether there has been a material change in the method of calculation of the Ending Level. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the currency, basket or index or calculating any Additional Amount or any other amount we will pay you at maturity of the notes in the manner initially provided for in the relevant pricing supplement. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currency. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from determining such value or amount in the ordinary manner, it is possible that your notes will be subject to early redemption or the relevant valuation date may be postponed, and in each case the return on your notes may be adversely affected. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date and such determination may adversely affect the return on your notes.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase for investment certain of the notes. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

The sponsor of any currency index may adjust the relevant index in ways that affect its level, and the sponsor has no obligation to consider your interests.

The sponsor of any currency index is responsible for calculating and maintaining the relevant index. The sponsor can add, delete or substitute the components underlying the relevant index or make other methodological changes that could change the level of the relevant index. You should realize that the changing of components included in an index may affect such index as a newly added components may perform significantly better or worse than any it replaces. Additionally, the sponsor may alter, discontinue or suspend calculation or dissemination of the index. Any of these actions could adversely affect the value of the notes. The sponsor has no obligation to consider your interests in calculating or revising any index.

We generally do not control any basket or index or the components underlying such basket or index.

Except as otherwise described in the relevant pricing supplement, we are not affiliated with the sponsors of any basket or index and do not control the components included in such basket or index. As a result, we will have no ability to control the actions of the sponsor or such components, including actions that could affect the value of the components underlying the basket or index or your notes. No sponsor of any components of any basket or index will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

Generally, if the term of the notes is not more than one year, the notes should be characterized as short-term debt obligations for U.S. federal income tax purposes.

Unless otherwise indicated in the relevant pricing supplement, if the term of the notes is not more than one year (including the last possible date that the notes could be outstanding), the notes should be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

Although the characterization is not entirely free from doubt, generally, if the term of the notes is more than one year, the notes should be characterized as contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise indicated in the relevant pricing supplement, if the term of the notes is more than one year, the notes should be characterized as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, regardless of your method of accounting, you should be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the notes should be treated as interest income for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of anticipated material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the "issue price" and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) who have a "functional currency" other than the U.S. dollar.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the notes. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes With a Term of Not More Than One Year

The following discussion applies only to notes with a term, from and including the issue date but excluding the maturity date, of not more than one year (including the last possible date that the notes could be outstanding). No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

Except as otherwise provided in the relevant pricing supplement, the notes should be characterized as short-term debt instruments. The consequences described below assume this characterization.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange, although you may elect to do so. If you are an accrual-method holder (or a cash-method holder who elects to accrue the interest income on the notes currently), you will be required to accrue such income on a straight line basis, unless you elect a constant-yield method of accrual based on daily compounding. Because the amount of interest that you will receive with respect to the notes is uncertain, however, it is not clear how such accruals should be determined. You should consult with your tax adviser regarding the determination of the amount of any interest accruals. Any interest accruals you make with respect to the notes will increase your adjusted basis in the notes and affect the amount of gain or loss recognized by you upon the sale, exchange or retirement of the notes.

Upon maturity of the notes, the excess of the proceeds received over your adjusted basis in the notes will be treated as ordinary interest income. Upon a sale or exchange of a note, you will recognize gain or loss in an amount equal to the difference between the amount received upon such sale or exchange and your adjusted basis in the notes. It is likely that all or a portion of any gain would be treated as ordinary interest income. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of the notes. The amount of any loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of the notes.

In addition, a cash-method holder who does not make the election to accrue interest currently will be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

Notes With a Term of More Than One Year

The following discussion applies only to notes with a term, from and including the issue date but excluding the maturity date, of more than one year (including the last possible date that the notes could be outstanding).

Except as otherwise provided in the relevant pricing supplement, the notes should be characterized as "contingent payment debt instruments" for U.S. federal income tax purposes. The consequences described below assume this characterization.

In general, the notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below. We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we would issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise specified in the relevant pricing supplement, you may obtain the comparable yield and the projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the relevant pricing supplement.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us in determining your interest accruals and the adjustments thereto in respect of the notes, unless you timely disclose the use of other estimates to the Internal Revenue Service (the "**IRS**").

Accordingly, subject to a sale, exchange or retirement of the notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Maturity Date of the notes, that equals:

> the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

> *divided* by the number of days in the accrual period; and

> *multiplied* by the number of days during the accrual period that you held the notes.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its issue price increased by any interest income previously accrued.

Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note, you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note. You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions, and then as a capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules will apply if the amount of the contingent payment on the notes becomes fixed within the meaning of the applicable Treasury regulations. In such case, you will be required to account for the difference between the originally projected payment at maturity and the fixed payment in a reasonable manner over the period to which the difference relates. In addition, you may be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes also may be affected. You should consult your tax adviser concerning the application of these rules.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a "non-United States holder" of notes. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of notes that is: (i) a non-resident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

There will be no withholding tax on interest on the notes, provided that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements.

Any gain realized on the sale or exchange of a note will be exempt from U.S. federal withholding tax, but may be subject to U.S. federal income tax if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met or if such gain is effectively connected with your conduct of a U.S. trade or business, as discussed below. A non-United States holder who is present in the United States for 183 days or more in the taxable year of disposition is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a note.

If you are engaged in a trade or business in the United States and if income or gain from the notes is effectively connected with your conduct of such trade or business, you will generally be subject to regular U.S. federal income tax on such income or gain in the same manner as if you were a United States holder, except that, in lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Interest paid on the notes and the proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation), and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a United States holder) or meet certain other conditions. If you are a non-United States holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also, "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant pricing supplement, we, either directly or through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the relevant currency or currencies, or instruments whose value is derived therefrom. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the Starting Level and the Ending Level, and therefore effectively establish a higher level that the underlying level must achieve for you to obtain a return on your investment or, if the relevant pricing supplement specifies a Protection Percentage, avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant currency or currencies or instruments whose value is derived therefrom. Although we have no reason to believe that any of these activities will have a material impact on the reference level or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING CURRENCIES

The underlying currency or currencies to which payment on the notes will be linked, along with the method of calculating payments on the notes and any applicable market disruption events, will be described in the relevant pricing supplement.

TERMS OF NOTES

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level, the Ending Level, the Performance and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event and whether there has been a material change in the method of calculating the reference level. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Starting Level, the Ending Level or the Performance will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Early Redemption

In the case of notes subject to early redemption, if the Calculation Agent determines that a general inconvertibility event or a general non-transferability event has occurred and is continuing, we may redeem the notes prior to the Maturity Date at the early redemption price specified in the relevant pricing supplement. We will deliver any notice of early redemption to holders of notes not less than five (5) business days prior to the relevant early redemption date. Any such notice of early redemption will be irrevocable and will specify the early redemption date for the notes. Any determination by the Calculation Agent that a general inconvertibility event or a general non-transferability event has occurred and is continuing will be final and binding.

For purposes of the foregoing:

"General inconvertibility event" means the occurrence of any event that generally makes it impossible to convert any currency or currency component of a basket or index of currencies into the relevant reference currency in the country of such currency through customary legal channels.

"General non-transferability event" means the occurrence of any event that generally makes it impossible to deliver (a) the relevant reference currency from accounts inside the country of any currency or currency component of a basket or index of currencies to accounts outside such country or (b) any currency or currency component of a basket or index of currencies between accounts inside the country of such currency or to a party that is a non-resident of such country.

The relevant pricing supplement will specify whether the notes are subject to early redemption.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 note principal amount upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 note principal amount as described under the caption "Description of Notes—Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the notes have more than one Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("DBTCA") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and collectively with DBSI and DBTCA, the "Agents"), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.